SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Genencor International, Inc.

(Name of Subject Company)

Genencor International, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaime
Chairman, Chief Executive Officer and President
Genencor International, Inc.
925 Page Mill Road
Palo Alto, California 94304
(650) 846-7500
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:
Keith Flaum, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155
(650) 843-5000

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following communication was issued by Genencor International, Inc. (“Genencor”) to its employees on January 27, 2005 and may be used by Genencor in future communications. Genencor shareholders are urged to read Genencor’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Genencor with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Genencor with the SEC are available without charge from the SEC’s website at www.sec.gov.

DANISCO AND GENENCOR ANNOUNCE ACQUISITION AGREEMENT

Questions & Answers For Genencor Employees

What is happening? How will it work?
Today we announced that Genencor International, Inc. (“Genencor”) and Danisco A/S (“Danisco”) signed an Acquisition Agreement for Danisco to acquire Genencor and make it a wholly-owned subsidiary of Danisco. Danisco will commence a tender offer in which it, through an indirect wholly-owned subsidiary, will seek to buy all the outstanding shares of common stock of Genencor (other than those held by Danisco and its subsidiaries) for $19.25 USD/share in cash. The tender offer will be followed by a merger in which all Genencor stockholders (other than Danisco and its subsidiaries) who have not tendered their shares would receive the same per share price. Danisco and Eastman Chemical Company (“Eastman”) have entered into a stock purchase agreement under which Eastman has agreed not to tender its shares in the tender offer and under which Danisco will instead acquire all the shares of common stock of Genencor owned by Eastman for $15 USD per share in cash and all the shares of preferred stock of Genencor owned by Eastman for $44 million USD in cash.

Danisco and Eastman currently each own approximately 42% of Genencor’s outstanding shares of common stock and 50% of Genencor’s outstanding shares of preferred stock.

Following the completion of the acquisition, Genencor will become a wholly-owned subsidiary of Danisco, operating as an autonomous division and integrated part of the Danisco group of companies.

Has Genencor’s Board of Directors approved this transaction?
Our Board of Directors approved the transaction based on the recommendation made by a Special Committee consisting of the three independent directors, (those members of the Board of Genencor who are not affiliated with either Danisco, Eastman or Genencor’s management.)

What is the status?

Danisco will commence the tender offer and send to Genencor stockholders materials relating to the tender offer and transaction generally. The completion of the acquisition is subject to certain conditions, including the tender of a majority of the outstanding shares of common stock of Genencor other than those held by Danisco, Eastman, the officers and directors of Genencor and its subsidiaries and the respective affiliates of each of the foregoing, receipt of regulatory approvals and other conditions.

What is the time line and when do we expect this transaction will close?
There are a lot of steps to close a transaction like this, but at this point, we currently expect the acquisition to be completed by May 31, 2005.

Is there any chance that this transaction will not close?The completion of the acquisition is subject to certain conditions, including the tender of a majority of the outstanding shares of common stock of Genencor other than those held by Danisco, Eastman, the officers and directors of Genencor and its subsidiaries and the respective affiliates of each of the foregoing, receipt of regulatory approvals and other conditions. There are always conditions that if they occur, could stop the deal from closing, however, we and Danisco believe this is a fair transaction and at this point, we currently expect the acquisition to be completed by May 31, 2005.

What kind of company will Genencor be after the deal closes?
Following the completion of the acquisition, Genencor will become a wholly-owned subsidiary of Danisco and continue to operate under the name of Genencor International, Inc. The headquarters will remain in Palo Alto; the sales, manufacturing and business activities will continue. Danisco has high regard for Genencor’s technical and business expertise and plans to invest in Genencor’s technology and new product opportunities.

What will happen to the health care business?
Danisco, through its representatives on Genencor’s board of directors, has supported the value creation from health care from the very beginning. Health care will be run as a separate and independent business while a long-term solution is sought in cooperation with Genencor management.

What will happen to the stock options?
Employee awards will be cashed out at the offer price upon closing. Upon closing of the transaction:

•	Outstanding stock-based awards, vested and unvested—will be cashed out on the basis of the offer price ($19.25)

•	ESPP shares — shares are canceled and cashed out at offer price ($19.25)

•	ESPP Account—current payroll deductions continue until closing date at which time shares are purchased based on discounted beginning price, then canceled and cashed out at closing price ($19.25)

•	NQDCP—shares are converted to cash at the offer price ($19.25) and continue to be deferred

•	Shares in 401k Plan—shares are converted to cash at $19.25/share. Cash is reinvested in plan according to participant’s direction.

Notice to Read Tender Offer Materials

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Genencor. At the time the tender offer is commenced, an indirect wholly-owned subsidiary of Danisco ( “Danisco’s acquisition subsidiary”) and Danisco intend to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission containing an offer to purchase, forms of letters of transmittal and other documents relating to the transaction and Genencor intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction with the Securities and Exchange Commission. Danisco’s acquisition subsidiary, Danisco and Genencor intend to mail these documents to the stockholders of Genencor. Genencor and Danisco also intend to file a Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission relating to the transaction. These documents will contain important information about the transaction and stockholders of Genencor are urged read them carefully when they become available. Stockholders of Genencor will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Danisco by contacting Danisco at: Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark, attention: Investor Relations, or from Genencor by contacting Genencor at: 925 Page Mill Road, Palo Alto, CA 94304, attention: Investor Relations.